SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: December 2, 2022

List of materials

Documents attached hereto:

i) Press release: Issues of the Thirty-seventh and Thirty-eighth Series of Unsecured Bonds

December 2, 2022

Sony Group Corporation

Issues of the Thirty-seventh and Thirty-eighth Series of Unsecured Bonds

Tokyo, December 2, 2022 -- Sony Group Corporation (the “Corporation”) announced today that it has determined the final terms of two tranches of unsecured straight bonds in the total principal amount of 150.0 billion yen. The bonds will be issued in Japan under the Corporation’s domestic bond shelf registration for public offerings in Japan (the aggregate principal amount under the shelf registration, before taking into account the issuance of these two tranches, is 150.0 billion yen and the shelf registration’s period of effectiveness ends on November 15, 2024). The Corporation intends to use all of the proceeds of the issued bonds for the repayment of commercial paper by the end of December 2022.

The Thirty-seventh Series Unsecured Bonds
1.	Total amount of issue:	80.0 billion yen
2.	Denomination of each bond:	1 million yen
3.	Interest rate:	0.280% per annum
4.	Issue price:	100% of the principal amount
5.	Redemption price:	100% of the principal amount
6.	Maturity date:	December 8, 2025
7.	Interest payment dates:	June 20 and December 20 of each year
8.	Fiscal, issuing and paying agent:	Sumitomo Mitsui Banking Corporation
9.	Ratings:	“AA-” from Rating and Investment Information, Inc. (R&I) and “AA” from Japan Credit Rating Agency, Ltd. (JCR)

The Thirty-eighth Series Unsecured Bonds
1.	Total amount of issue:	70.0 billion yen
2.	Denomination of each bond:	1 million yen
3.	Interest rate:	0.450% per annum
4.	Issue price:	100% of the principal amount
5.	Redemption price:	100% of the principal amount
6.	Maturity date:	December 8, 2027
7.	Interest payment dates:	June 20 and December 20 of each year
8.	Fiscal, issuing and paying agent:	Sumitomo Mitsui Banking Corporation
9.	Ratings:	“AA-” from Rating and Investment Information, Inc. (R&I) and “AA” from Japan Credit Rating Agency, Ltd. (JCR)

Note: This press release is intended as general information regarding Sony Group Corporation’s issuance of unsecured straight bonds and does not constitute, or form a part of, an offer of securities for sale in the United States or Canada or any jurisdiction where it is unlawful to do so. The securities have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any jurisdiction other than Japan, and the securities may not be offered or sold in the United States or to, or for the benefit of, a U.S. person (as defined in Regulation S under the Securities Act) absent registration under the Securities Act or an applicable exemption from the registration requirements under the Securities Act or offered or sold in any other jurisdiction absent compliance with applicable securities laws.